堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

August 1, 2007

Our ref: 32201000-000001
By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SHANGHAI JIN JIANG **12g3-2(b)**
File No. 82-35063

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English descriptions of such documents relating to the Company since July 16, 2007, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/Zha Zheng/Ingrid Ling

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on July 16, 2007

1. Connected Transaction Announcement – Disposal of Equity Interest, dated August 1, 2007, by the Company.

B4

SOUTH CHINA MORNING POST - 1 AUG 2007

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

NOTIFICATION
CONNECTED TRANSACTION
DISPOSAL OF EQUITY INTERESTS

An announcement containing details of the aforesaid matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of the Company at www.jinjianghotels.com.cn under "Investor Relations".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available to the public for inspection at no charge at Room 3203, 32nd Floor Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from the date of this announcement until 1 September 2007. Copies will be provided upon request at a cost of $1 per sheet.

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 31 July 2007

* *The Company is registered as an overseas company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

Connected Transaction Announcement
Disposal of Equity Interest

The Board announces that on 31 July 2007, the Company and Greenland Commercial entered into the Transfer Agreement under which the Company would transfer its 44% equity interest (out of its 55% equity interest) in Jiu Long Hotel to Greenland Commercial at a cash Consideration of RMB112,198,000 (equivalent to approximately HK$115,867,000). In addition, on 31 July 2007, the Company, Greenland Commercial and Greenland Group entered into the Guarantee whereby Greenland Group has provided a guarantee in respect of Greenland Commercial's payment obligation under the Transfer Agreement. Upon completion of the Transfer Agreement, the Company's equity interest in Jiu Long Hotel shall be reduced to 11%, and Greenland Commercial's equity interest in Jiu Long Hotel shall be increased to 89%.

Before completion of the transfer under the Transfer Agreement, the Company owns 55% of the equity interest in Jiu Long Hotel and Greenland Commercial owns the remaining 45%. Therefore, Greenland Commercial is a connected person of the Company under the Listing Rules and the transaction under the Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. The Group entered into a formal sale and purchase agreement and a supplemental agreement on 15 November 2006 and 24 November 2006, respectively with Greenland Commercial for the disposal of 45% of its equity interests in Jiu Long Hotel at an agreed consideration of approximately RMB115,000,000 (the "Last Transaction"). As the Company will complete the disposal of 44% of its equity interest in Jiu Long Hotel to Greenland Commercial within 12 months after the Last Transaction, the transaction is deemed to be a single one with aggregate amount of approximately RMB227,000,000 for the purpose of size test calculation. As all relevant percentage ratios (as defined under Rule 14A.10 of the Listing Rules) for the transaction under the Transfer Agreement exceed 0.1% but are less than 2.5%, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, respectively, but is exempted from the independent shareholders' approval requirement under the Listing Rules.

As an associate of Greenland Commercial, Greenland Group is also a connected person of the Company and therefore the transaction under the Guarantee also constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. However, such connected transaction is exempted from all reporting, announcement and independent shareholders' approval requirements under the Listing Rules pursuant to Rule 14A.65(4) of the Listing Rules as the transaction constitutes a financial assistance provided by a connected person for the benefit of the Company on normal commercial terms where no charge over the assets of the Company is created in respect of the financial assistance.

THE TRANSFER AGREEMENT

(a) Date: 31 July 2007

(b) Parties: (1) Vendor: the Company

(2) Purchaser: Greenland Commercial

Greenland Commercial is a connected person of the Company under the Listing Rules.

(c) Subject matter: The Company shall dispose of its 44% equity interest in Jiu Long Hotel to Greenland Commercial. Upon completion of the Transfer Agreement, the Company's equity interest in Jiu Long Hotel shall be reduced to 11%, and Greenland Commercial's equity interest in Jiu Long Hotel shall be increased to 89%.

(d) Consideration: The Consideration is RMB$112,198,000 (equivalent to approximately HK$115,867,000), determined on the basis of the shareholders' equity of Jiu Long Hotel as at 30 June 2006 valued at RMB254,995,000 (equivalent to approximately HK$263,333,000) according to the asset valuation report on Jiu Long Hotel prepared by an independent and qualified PRC appraiser, using the replacement cost method, which will be settled in RMB in cash.

Under the relevant PRC rules and regulations, the abovementioned valuation report would be valid for one (1) year. Such report was used as the basis for determination of the Consideration as it was still valid when the Company posted the disposal of its 44% equity interest in Jiu Long Hotel as a public bidding in the Shanghai United Assets and Equity Exchange on 28 May 2007.

The Consideration shall be paid by Greenland Commercial to the Company by installments. The first installment in the amount of RMB33,660,000 (equivalent to approximately HK$34,761,000), namely, 30% of the Consideration shall be paid within five (5) working days after the day Shanghai United Assets and Equity Exchange issues the Certificate of Property Exchange. The second installment in the amount of RMB23,570,000 (equivalent to approximately HK$24,341,000), namely, 21% of the Consideration shall be paid before 20 December 2007. The remaining balance shall be paid before 20 March 2008.

Greenland Commercial has effected a payment of RMB22 million to Shanghai United Assets and Equity Exchange on 28 May 2007. The amount will be used to offset the first installment of the transaction, which is RMB33,660,000 to be payable within five working days of the issue of Certificate of Property Exchange.

According to Article 20 of Provisional Measures for Administration of the Assignment of the State-Owned Property Rights of Enterprises (《企業國有產權轉讓管理暫行辦法》), published by the State-Owned Asset Regulatory Commission and the Ministry of Finance with Order No. 3 on 31 December 2003, effective from 1 February 2004, the Company will collect interests from Greenland Commercial for the payment due based on the prevailing bank interest rate which may change from time to time.

(e) The Guarantee: Pursuant to the Transfer Agreement, Greenland Group has on 31 July 2007 provided the Guarantee in respect of Greenland Commercial's payment obligation under the Transfer Agreement. In the event that Greenland Commercial fails to pay any of the installments in accordance with the Transfer Agreement, within 10 days from the due date for payment, the Company shall be entitled:

(1) to rescind the Transfer Agreement, and an amount equivalent to 30% of the Consideration shall be payable to the Company by Greenland Commercial as default penalty with Greenland Group assuming joint liability as guarantor in respect of the aforesaid default penalty, and to request Greenland Commercial to reinstate, as soon as practicable, the shareholding structure of Jiu Long Hotel as if the Transfer Agreement had not been executed; or

(2) to request Greenland Group to undertake its joint liability under the Guarantee whereby Greenland Group shall undertake the payment obligation of Greenland Commercial under the Transfer Agreement.

(f) Financial information: For the two financial years ended 31 December 2005 and 2006, the audited net profit before taxation and extraordinary items of Jiu Long Hotel amounted to RMB1,331,000 (equivalent to approximately HK$1,375,000) and RMB1,596,000 (equivalent to approximately HK$1,648,000), respectively, and the audited net profit after taxation and extraordinary items amounted to RMB888,000 (equivalent to approximately HK$917,000) and RMB1,065,000 (equivalent to approximately HK$1,100,000), respectively. All audited and unaudited financial information of Jiu Long Hotel disclosed in this announcement have been prepared in accordance with the accounting principles generally accepted in the PRC.

(g) Completion: The Transfer Agreement shall be completed on the date of issuance of the Certificate of Property Exchange by the Shanghai United Assets and Equity Exchange.

REASONS FOR ENTERING INTO THE TRANSFER AGREEMENT

The Transfer Agreement has been entered into with a view to realigning the asset structure of the Group and optimizing the distribution of its hotels.

Being a shareholder holding more than 10% equity interest in Jiu Long Hotel, the Company is able to retain at least one position in the board of directors of Jiu Long Hotel. The Directors consider that this would facilitate the provision of ongoing hotel management services to Jiu Long Hotel under the five-year term hotel management contract with Jiu Long Hotel dated 1 January 2005. Under the hotel management contract, the Company is entitled to receive basic management fee and incentive management fee amounting to 2% of the revenue of Jiu Long Hotel and 4% of the gross operating profits of Jiu Long Hotel, respectively.

The Company intends to use the net proceeds from the disposal as general working capital of the Group.

GENERAL INFORMATION

The Company and its subsidiaries are principally engaged in star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation and other hotel-related businesses.

The approved scope of business of Greenland Commercial comprises: industrial investment, business management, hotel management, health and leisure projects management, property management, sale of daily amenities, metal hardware and electronics components, mechanical and electrical equipment, chemical products and raw materials (excluding

dangerous goods), construction and renovation materials, steel, computer software and hardware and peripherals (subject to the obtaining of business permits where administrative approvals are required).

Jiu Long Hotel is a limited liability company incorporated in the PRC. The approved scope of business of Jiu Long Hotel comprises: accommodation, restaurant, bar, sauna bath, massage for male guests, gymnasium, beauty treatment, dancing hall, karaoke, billiard, chess and card games, restaurant with music performance, laundry, cultural items, art and craft items (excluding decorations made with gold and silver), daily amenities, sales: cold drinks, beverage, cigarettes and wines, sales of confectionery and pastry items (subject to the obtaining of business permits where required).

The approved scope of business of Greenland Group comprises: landscaping, storage, real estate, car rental, daily amenities, textile products, property management, raw materials (excluding dangerous goods), construction materials, metal hardware and electronics components, building and construction.

The Company currently holds a 55% equity interest in Jiu Long Hotel before completion of the disposal and the Company classifies such investment in Jiu Long Hotel as an investment in jointly controlled entity, which is accounted for by proportionate consolidation. Upon completion of the disposal, the Company will only hold a 11% equity interest in Jiu Long Hotel. Accordingly, the Company will treat the 11% equity interest in Jiu Long Hotel as an "available-for-sale financial asset" and the financial statements of Jiu Long Hotel will no longer be consolidated in the Group's financial statements.

The Directors expect that the disposal of the 44% equity interest in Jiu Long Hotel would realize a gain before tax on disposal of approximately RMB81,878,000 (equivalent to approximately HK$84,555,000), based on the difference between the Consideration and the net book value attributable to the 44% equity interest in Jiu Long Hotel.

CONNECTED TRANSACTION

Before completion of the transfer under the Transfer Agreement, the Company owns 55% of the equity interest in Jiu Long Hotel and Greenland Commercial owns the remaining 45%. Therefore, Greenland Commercial is a connected person of the Company under the Listing Rules and the transaction under the Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. The Group entered into a formal sale and purchase agreement and a supplemental agreement on 15 November 2006 and 24 November 2006, respectively with Greenland Commercial for the disposal of 45% of its equity interests in Jiu Long Hotel at an agreed consideration of approximately RMB115,000,000 (the "Last Transaction"). As the Company will complete the disposal of 44% of its equity interest in Jiu Long Hotel to Greenland Commercial within 12 months after the Last Transaction, the transaction is deemed to be a single one with aggregate amount of approximately RMB227,000,000 for the purpose of size test calculation.

As all relevant percentage ratios (as defined under Rule 14A.10 of the Listing Rules) exceed 0.1% but are less than 2.5%, the transaction under the Transfer Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, respectively, but is exempted from the independent shareholders' approval

requirement under the Listing Rules. In accordance with Rule 14A.45 of the Listing Rules, details of the Transfer Agreement shall be disclosed in the next annual report and accounts of the Company.

As an associate of Greenland Commercial, Greenland Group is also a connected person of the Company and therefore the transaction under the Guarantee also constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. However, such connected transaction is exempted from all reporting, announcement and independent shareholders' approval requirements under the Listing Rules pursuant to Rule 14A.65(4) of the Listing Rules as the transaction constitutes a financial assistance provided by a connected person for the benefit of the Company on normal commercial terms where no charge over the assets of the Company is created in respect of the financial assistance.

The Board (including independent non-executive directors) is of the view that the terms (including the Consideration) of the transactions contemplated under the Transfer Agreement and the Guarantee are fair and reasonable, based on normal commercial terms, in the interests of the Company and the shareholders as a whole and no less favourable than terms offered by the Company to independent third parties. The Board considers that the Guarantee is on normal commercial terms as (a) it is not unusual for a holding company to provide such guarantee to its subsidiary relating to the subsidiary's ability to fulfill its obligation under a sale and purchase agreement; (b) terms thereunder are no less favourable to the Company than terms available to or from independent third parties (Rule 14A.10(8) of the Listing Rules), since no consideration is payable by the Company.

DEFINITIONS

Unless the context otherwise requires, the terms used in this announcement shall have the following meanings:

"Board"	The board of Directors
"China" or "PRC"	The People's Republic of China
"Company" or "Jin Jiang Hotels"	上海錦江國際酒店（集團）股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"Consideration"	The total consideration for the transfer of equity interest from the Company to Greenland Commercial under the Transfer Agreement
"Directors"	The directors of the Company
"Greenland Commercial"	上海綠地商業（集團）有限公司 (Shanghai Greenland Commercial (Group) Co., Ltd.), which owns a 45% equity interest in Jiu Long Hotel before completion of the transfer under the Transfer Agreement

"Greenland Group"	上海綠地（集團）有限公司 (Shanghai Greenland (Group) Co., Ltd.), the parent company of Greenland Commercial
"Group"	The Company and its subsidiaries
"Guarantee"	The Guarantee Agreement entered into between the Company, Greenland Commercial and Greenland Group on 31 July 2007
"HK$"	The lawful currency of the Hong Kong Special Administrative Region of the PRC
"Jiu Long Hotel"	上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Co., Ltd.)
"Listing Rules"	The Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited
"RMB"	The lawful currency of China
"Transfer Agreement"	The equity transfer agreement entered into between the Company and Greenland Commercial on 31 July 2007
"%"	per cent

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 31 July 2007

For illustration purposes only, the exchange rate adopted in the announcement was RMB1 to HK$1.0327.

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END